Exhibit 99.2

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGIC SOFTWARE ENTERPRISES LTD.

April 5, 2024

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1 THORUIGH 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

(1)	To re-elect three directors for terms expiring at the Company’s 2024 Annual General Meeting of Shareholders.

	FOR	AGAINST	ABSTAIN
GUY BERNSTEIN	☐	☐	☐
NAAMIT SALOMON	☐	☐	☐
AVI ZAKAY	☐	☐	☐

(2)	To re-elect Mr. Sami Totah as an unaffiliated director (as defined under the Israeli Companies Law) and an independent director (as defined under the Nasdaq Listing Rules) for a term expiring at the Company’s 2024 Annual General Meeting of Shareholders.

	FOR	AGAINST	ABSTAIN
SAMI TOTAH	☐	☐	☐

(3)	To re-elect Mr. Ron Ettlinger as an external director (as defined under the Israeli Companies Law) for an additional one-year term.

	FOR	AGAINST	ABSTAIN
RON ETTLINGER	☐	☐	☐

Note: By voting using this proxy card, the undersigned shareholder acknowledges that he, she or it is not a “controlling shareholder” and lacks a “personal interest” (each, as defined under the Israeli Companies Law) (other than a personal interest not arising from a relationship with a controlling shareholder) in the re-election of Mr. Ron Ettlinger. To the extent a shareholder is a “controlling shareholder” or possesses such a “personal interest” in such re-election, he, she or it should not vote via this proxy card and should instead contact Asaf Berenstin, CFO of the Company, aberenstein@magicsoftware.com, for instructions how to vote.

(4)	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ended December 31, 2023 and to authorize its Board of Directors (or Audit Committee, by way of delegation) to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

☐ FOR	☐ AGAINST	☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _________ Date ________ Signature of Shareholder____________ Date ___________________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.